U.S. CONCRETE, INC.
2925 Briarpark, Suite 1050
Houston, TX 77042
September 17, 2010
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Jenn Do, Division of Corporation Finance
RE:	U.S. Concrete, Inc. Form 10-Q for the period ended June 30, 2010 File No. 1-34530
Ladies and Gentlemen:
     U.S. Concrete, Inc. hereby provides its response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 9, 2010. For ease of reference, we have repeated the Staff’s comment below and we have numbered our response to correspond with the Staff’s comment.
Form 10-Q for the period ended June 30, 2010
Critical Accounting Policies, page 38
1. You did not perform an interim test of goodwill impairment despite the filing for bankruptcy on April 29, 2010, the significant decline in your stock price during the first and second quarters, the delisting of your common stock by Nasdaq and the resignation of your Chief Financial Officer. You concluded these events did not more likely than not reduce the fair value of your Atlantic Precast Region and South Central reporting units under ASC 350-20-35-30. In future filings, when you consider material events described under ASC 350-20-35-30 and conclude no interim testing is necessary, please provide a full explanation in your discussion of critical accounting policies. Based on the significance of these events, it may not be clear to an investor why no impairment test was performed.
Response:	In response to Comment 1, we confirm that we will make the requested disclosure in our future filings when applicable.
* * *

Ms. Jenn Do
Securities and Exchange Commission
September 17, 2010

     Please contact the undersigned with any questions concerning this letter at (713) 499-6216. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very Truly Yours, U.S. Concrete, Inc.
By:	/s/ Curt Lindeman
Curt Lindeman
Vice President and General Counsel